EXHIBIT 99.1

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2015

Edmonton, Alberta, November 3, 2015 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the quarter ended September 30, 2015.

Martin Ferron, President and Chief Executive Officer of the Company stated, “We did well with the limited volume of work available to us this quarter, in circumstances where customers cut back deeply on seasonal construction projects. Despite the extremely tough market conditions we were pleased to generate positive operating cash flow which allowed us to strengthen our financial position further. Net debt at the end of the period was reduced to just over $66 million from $128 million at the start of the year.”

Mr. Ferron also commented “Looking forward we do not expect a meaningful rebound in oil prices for several quarters, but we are encouraged that our customers are seeking to grow production in order to lower operating costs per barrel. In this situation we anticipate being at least as busy on winter earthworks programs that start in December, as we were last year, although the traditional holiday break could be extended at both ends.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Quarter Ended September 30, 2015

•
Revenue of $66.8 million is down from $134.7 million for the quarter ended September 30, 2014, a decrease of 50.4%. Consolidated EBITDA of $12.2 million is down from $22.0 million for the quarter ended September 30, 2014, a decrease of 44.5%.

•	Consolidated EBITDA margin of 18.2% is up from 16.3% for the quarter ended September 30, 2014, a 1.9% improvement from the same quarter last year.

•
On August 14, 2015 the Company redeemed $37.5 million in aggregate principal amount of its outstanding 9.125% Series 1 Debentures. Holders of record at the close of business on August 10, 2015 had their Series 1 Debentures redeemed on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest. Subsequently, on September 28, 2015 the Company repurchased $0.1 million Series 1 Debentures at par bringing the outstanding principal amount to a balance of $19.9 million.

•
On August 5, 2015 the Company announced its intention to commence a normal course issuer bid ("NCIB") in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 voting common shares. As at September 30, 2015 153,900 voting common shares were purchased and subsequently cancelled under this NCIB.

•	In August, the Company secured two new five year mine support and development agreements on Base Plant, Aurora and Horizon mines.

•
On September 14, 2015 the Company announced that its Board of Directors had declared a quarterly dividend of two Canadian cents ($0.02) per common share, payable on October 23, 2015 to common shareholders of record at the close of business on September 30, 2015.

Highlights of Events Post Third Quarter

•	On October 9, 2015 the Company, along with its partners submitted their bid for the main civil works scope of work for the Site C dam to BC Hydro.

Consolidated Financial Highlights

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$66,807	$134,675	$(67,868)
Project costs	30,235	70,470	(40,235)
Equipment costs	19,127	36,497	(17,370)
Depreciation	10,074	10,906	(832)
Gross profit	$7,371	$16,802	$(9,431)
Gross profit margin	11.0%	12.5%	(1.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,251	6,927	(1,676)
Stock based compensation expense	730	(405)	1,135
Operating income	954	9,683	(8,729)
Interest expense	3,137	3,181	(44)
Net (loss) income	(2,110)	4,807	(6,917)
Net (loss) income margin	(3.2)%	3.6%	(6.8)%
EBITDA(1)	10,946	21,141	(10,195)
Consolidated EBITDA(1)	12,188	22,007	(9,819)
Consolidated EBITDA margin	18.2%	16.3%	1.9%

Per share information
Net (loss) income - Basic	$(0.07)	$0.14	$(0.21)
Net (loss) income - Diluted	$(0.07)	$0.13	$(0.20)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net (loss) income to EBITDA and Consolidated EBITDA follows below under “EBITDA and Consolidated EBITDA”.

Results for the Quarter Ended September 30, 2015

For the three months ended September 30, 2015, revenue was $66.8 million, down from $134.7 million in the same period last year.  The current quarter revenue was driven by recent awards of overburden removal activity at the Steepbank and Millennium mines, site development activity at the Kearl mine and haul road construction at the Aurora mine which complemented ongoing mine support activity at both the Kearl and Base Plant mines along with project closeout activities on the Highway 63 road construction. The revenue contribution from the new awards helped to mitigate the drop in revenue as a result of the completion of prior year projects, including mine development and mechanically stabilized earth ("MSE") wall construction at the Fort Hills mine and Joslyn mine development activities. Prior year revenue also included activities related to the long-term Horizon mine contract which expired on June 30, 2015.

For the three months ended September 30, 2015, gross profit was $7.4 million, or 11.0% of revenue, down from $16.8 million, or 12.5% of revenue, in the same period last year. The lower gross profit in the current quarter is primarily a result of the aforementioned drop in volume from the completion of prior year projects and an increase in accelerated depreciation charges, as described below, partially mitigated by project closeout reconciliations completed in the quarter.  Contributing to the reduced gross profit margin was a change in project work mix in the current year, with lower margin overburden removal and mine support activities replacing last year's higher margin heavy civil construction projects.

For the three months ended September 30, 2015, equipment cost dropped by $17.4 million compared to the prior year. The lower costs included a notable reduction in operating lease expense in the current quarter ($0.2 million, down from $3.4 million in the same period last year).  A significant portion of the equipment cost reduction resulted from the completion of the Horizon mine contract earlier this year, which included a reimbursable cost structure for equipment maintenance and ownership costs.

For the three months ended September 30, 2015, depreciation was $10.1 million, down from $10.9 million in the same period last year. Current quarter depreciation included $2.2 million in accelerated depreciation for equipment components that did not achieve estimated lives and write-downs of assets held for sale, compared to $1.3 million in accelerated depreciation and write-downs in the prior year.

For the three months ended September 30, 2015, the Company recorded operating income of $1.0 million, compared to $9.7 million recorded for the same period last year. G&A expense, excluding stock-based compensation, was $5.3 million for the quarter, down from $6.9 million for the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past nine months.

Stock-based compensation expense increased $1.1 million compared to the prior year, primarily as a result of the benefit recorded to the prior year’s liability classified stock-based compensation cost, driven by a decrease in the share price during that period.

For the three months ended September 30, 2015, the Company recorded a $2.1 million net loss (basic and diluted loss per share of $0.07), compared to a $4.8 million net income (basic income per share of $0.14 and diluted income per share of $0.13) recorded for the same period last year. The net income tax benefit recorded in the current period was magnified by the increase in the province of Alberta’s corporate tax rate in the current period. Partially offsetting this benefit was the reversal of temporary timing differences in the quarter. The higher basic and diluted loss per share in the current period is a result of the reduction in issued and outstanding common shares (33,528,901 as at September 30, 2015 compared to 35,404,016 outstanding voting common shares as at September 30, 2014).

Outlook

Several previous deep cyclical downturns in the oil industry have had fairly swift ‘v’ shaped recoveries and although this one started very abruptly, it now seems very likely that it will take several quarters before a recovery starts. Prospects for slower Chinese demand, but much increased Iranian supply are presently weighing heavily on the oil market.

Also coincidental with the downturn the Company experienced a change in the political landscape of Alberta, where the newly elected government has implemented an increase in provincial corporate tax and stated an intention to review royalties paid by Alberta’s oil and gas industry. This, combined with the recent change to the federal government, has layered on additional uncertainty to an already very uncertain situation for the Company’s customers and caused them further pause in their consideration of spending plans.

In response to the downturn the Company expects its oil sands customers to continue to grow their production in order to dilute operating costs per barrel.  While it is unlikely that there will be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for the Company to address. It is noteworthy to mention that in addition to the planned production increases, some of the Company’s oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years. Thus, the Company’s continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand the Company in good stead to benefit from this likely trend.

It is usual for customers to pause or freeze spending at the start of downturns. This year that pause was particularly directed to seasonal construction work that had some degree of timing and volume discretion to it. Therefore, after a slow construction season the Company’s efforts for the balance of the year will be focused on reasonable levels of recurring mine services work; the construction project won at the Kearl mine last year; and some smaller projects it recently won elsewhere. On a positive note the Company is encouraged by the potential volumes related to winter earthworks programs and at this stage expect to be at least as busy with this work as it was last winter.

Outside of the oil sands, the Company is pleased to have recently bid for the main civil package at the Site C hydroelectric dam project in northeastern British Columbia, as part of the Clengroup consortium. The Company is also looking at other revenue diversification opportunities in Western Canada, outside of the oil sands, which include large roadbuilding and infrastructure projects and the potential of one or two liquefied natural gas (“LNG”) projects launching over the medium term. The Company has already assisted with feasibility studies, budgetary estimates and pre-engineering for some of these LNG opportunities and anticipate an initial site access earthworks project being released for tender in the coming years.

The Company’s recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure will, it believes, provide a stable base to endure the current macroeconomic uncertainties, allowing it to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise.

In summary, NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company’s clear objective for 2015 is to demonstrate resilience of free cash flow in a very challenging operating environment.

Normal Course Issuer Bid in Canada

On August 14, 2015 the Company commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 of its voting common shares (the "NCIB") which, at the time the NCIB commenced, represented approximately 2.3% of the public float (as defined in the TSX Company Manual).  Under the previously announced US share purchase program, the Company purchased and subsequently cancelled an aggregate of 1,771,195 voting common shares, primarily through the facilities of the New York Stock Exchange at a volume weighted average price of US$2.91.  Under the current NCIB, the Company has purchased and subsequently cancelled 153,900 voting common shares at a weighted average price of CDN$2.84.  Accordingly, as at October 31, 2015, the Company had 33,528,901 voting common shares issued and outstanding. The shares purchased under the US share purchase program, when combined with the total shares that may be purchased under the NCIB, would represent approximately 6.9% of the 33,528,901 issued and outstanding voting common shares, as of October 31, 2015.

Declaration of Quarterly Dividend

On November 2, 2015 North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on November 30, 2015.  The Dividend will be paid on December 11, 2015, and is an eligible dividend for Canadian income tax purposes.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended September 30, 2015 tomorrow, Wednesday, November 4, 2015 at 9:00am Eastern time.

The call can be accessed by dialing:
               Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through December 4, 2015, by dialing:
Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13623149

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=174452

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA from Continuing Operations", "Piling Business EBITDA", "Total Debt" and “Free Cash Flow”.

EBITDA and Consolidated EBITDA

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

The Company believes that Consolidated EBITDA is a meaningful measure of the cash performance of its business, before cash used for interest and income taxes and changes in non-cash working capital. The Company reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s Credit Facility requires it to maintain both a fixed charge ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from Continuing Operations, and also identifies limits to its annual capital spend and equipment financed through capital leases. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the Company’s Credit Facility. In addition, the Credit Facility's applicable pricing margin depends on the Total Debt to trailing 12-month Consolidated EBITDA from continuing operations ratio.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company’s computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Consolidated EBITDA to net (loss) income is as follows:

	Three months ended
	September 30,
(dollars in thousands)	2015	2014
Net (loss) income	$(2,110)	$4,807
Adjustments:
Interest expense	3,137	3,181
Income tax (benefit) expense	(662)	1,700
Depreciation	10,074	10,906
Amortization of intangible assets	507	547
EBITDA	10,946	21,141
Adjustments:
Loss on disposal of plant and equipment	11	11
(Gain) loss on disposal of assets held for sale	(82)	39
Equity classified stock-based compensation expense	743	816
Loss on debt extinguishment	570	—
Consolidated EBITDA	$12,188	$22,007

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”,  “continue”, “further” or similar expressions.  Forward looking statements include the expectations that there will not be a meaningful rebound in oil prices for several quarters; that the Company’s oil sands customers will continue to grow production in order to dilute operating costs per barrel; that such production growth will lead to greater volumes of recurring mine services for the Company over the medium to long term;  that the Company will be at least as busy with work this winter as it was last winter; that the traditional holiday break could be extended at both ends; that there will not be new oil sands mines announced until oil prices are much higher; that an initial site access earthworks project will be released for tender in the coming year; that the Company will be able to lower its cost of debt, improve its financial position and improve its cost structure and that the same will allow the Company to remain competitive in pricing its services and allow it to take advantage of organic growth and acquisition opportunities if they arise. The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2015 and the Company’s annual MD&A for the year ended December 31, 2014. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca